Exhibit 12.1

Computation of Ratio of EBITDA to interest expense

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
EBITDA(1):
Net income	$374,827	$287,913	$260,447	$292,157	$215,270
Add: Interest expense(2)	429,807	313,053	232,918	194,999	185,362
Add: Depreciation, depletion and amortization(3)	83,058	75,574	67,853	55,905	48,041
Add: Joint venture depreciation, depletion and amortization	14,941	8,284	3,544	7,417	4,433
Total EBITDA	$902,633	$684,824	$564,762	$550,478	$453,106
Interest expense	$429,807	$313,053	$232,918	$194,999	$185,362
EBITDA/Interest expense(4)	2.1x	2.2x	2.4x	2.8x	2.4x

Explanatory Notes:

(1)             EBITDA should be examined in conjunction with net income as shown in the Company’s Consolidated Statements of Operations. EBITDA should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company’s performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company’s liquidity, nor is EBITDA a measure indicative of funds available to fund the Company’s cash needs or available for distribution to shareholders. Rather, it is an additional measure for the Company to use to analyze how its business is performing.

(2)             For the years ended December 31, 2006, 2005, 2004, 2003 and 2002, interest expense includes $0, $0, $190, $337 and $348, respectively, of interest expense reclassified to discontinued operations.

(3)             For the years ended December 31, 2006, 2005, 2004, 2003 and 2002, depreciation, depletion and amortization includes $1,858, $2,628, $6,658, $8,002 and $7,927, respectively, of depreciation and amortization reclassified to discontinued operations.

(4)             The ratio for 2004 gives effect to the CEO, CFO and ACRE Partners compensation charges of $106.9 million, the 8.75% Senior Notes due 2008 redemption charges of $11.5 million and the preferred stock redemption charge of $9.0 million. Excluding these charges, the ratio of EBITDA/Interest expense would have been 2.9x.